

Executive Development Associates, Inc.

Financial Statements

For the Years Ended December 31, 2024 and 2023

Financial Statements

For the Years Ended December 31, 2024 and 2023

CONTENTS

Pages

FINANCIAL STATEMENTS

Executive Development Associates, Inc.
Statement of Financial Position

	Year Ended December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 19,614	$ 242,957
Accounts Receivable	140,525	46,025
Total Current Assets	160,140	288,983
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	437,875	441,678
Intangible Assets: Capitalized Software Development Costs, net of Accumulated Depreciation	1,128,010	698,241
Total Non-Current Assets	1,565,885	1,139,919
TOTAL ASSETS	1,726,024	1,428,902
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,821	88,852
Accrued Liabilities	116,969	92,948
Pershing Ventures Loan	168,875	-
Daintree Capital Loan	-	38,190
Academy Bank Loan	5,000	5,000
Credibly Loan	97,948	-
Revolving Credit/Lines of Credit Loans	37,029	6,586
Deferred Revenue	74,500	115,000
Related Party Note Payable	73,274	-
Total Current Liabilities	680,416	346,576
Long-term Liabilities		
SBA Loan, net of current portion	1,685,900	1,685,900
Academy Bank Loan, net of current portion	35,448	41,135
Total Long-Term Liabilities	1,721,348	1,727,035
TOTAL LIABILITIES	2,572,983	2,263,520
EQUITY		
Common Stock	48,893	18,893
Additional Paid in Capital	1,402,477	1,202,477
Retained Earnings/(Loss)	(2,298,328)	(2,055,988)
Total Equity	(846,958)	(834,618)
TOTAL LIABILITIES AND EQUITY	$ 1,726,024	$ 1,428,902

EXECUTIVE DEVELOPMENT ASSOCIATES, INC. STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2024	2023
SALES	$ 1,515,606	$ 1,312,328
COST OF SALES	666,214	665,782
Gross Profit	849,393	646,546
OPERATING EXPENSES		
Selling, General and Administrative Expenses	922,766	1,324,336
Income (Loss) From Operations	(73,373)	(677,790)
OTHER INCOME (EXPENSE)		
Interest Income	64	218
Interest Expense	(168,348)	(94,624)
Loan Forgiveness- Other	(31)	-
Total Other Income	168,380	94,843
Provision for State and Local Tax	587	1,813
Net Income (Loss)	$ (242,340)	$ (774,446)

Executive Development Associates, Inc.
Statement of Changes in Shareholder Equity

	Common Stock # of Shares Amount	$ Amount	APIC	Retained Earnings	Total Shareholder Equity
Beginning Balance 12/31/2022	1,597,050	$ 91,251	$ 340,119	($1,281,542)	($850,172)
Issuance of Safe Notes		790,000			790,000
Net Income (Loss)				(774,446)	(774,446)
Ending Balance 12/31/2023	1,675,904	881,251	340,119	(2,055,988)	($834,618)
Issuance of Common Stock		30,000			30,000
Issuance of Safe Notes		200,000			200,000
Net Income (Loss)				(242,340)	(242,340)
Ending Balance 12/31/2024	1,787,475	$1,111,251	$340,119	($2,298,328)	($846,958)

EXECUTIVE DEVELOPMENT ASSOCIATES, INC. STATEMENTS OF
CASH FLOWS

For the Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (242,340)	$ (774,446)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and Amortization	238,622	128,723
(Increase) Decrease in:		
Accounts Receivable	(94,500)	68,698
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	72,432	69,064
Deferred Revenue	(40,500)	20,250
Net Cash Provided by (Used in) Operating Activities	(66,286)	(487,710)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized Software Development Costs	(664,587)	(544,903)
Net Cash Provided by (Used in) Investing Activities	(664,587)	(544,903)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital Contributions SAFE Notes	230,000	790,000
Loan Proceeds:		
Credibly Loan	97,948	-
Daintree Loan		38,190
Academy Bank Loan	-	46,135
American Express Line of Credit		177,580
Pershing Ventures Note	168,875	-
Related Party Note	73,274	-
Loan Payments:		
Daintree Loan	(38,190)	-
Academy Bank Loan	(5,687)	-
American Express Line of Credit	(6,361)	-
Vehicle Loan	(12,329)	(9,443)
Net Cash Provided by (Used in) Financing Activities	507,530	1,042,462
Net Increase (Decrease) in Cash	(223,343)	9,849
Cash and Cash Equivalents, Beginning of Year	242,957	233,109
Cash and Cash Equivalents, End of Year	$ 19,614	$ 242,957

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Executive Development Associates, Inc. ("EDA" or "the Company") was formed in Oklahoma on January 16th, 2007. The company provides training and development services for front office executives through a variety of services.

The Company is in the process of developing software in order to facilitate their training through the use of a Software as a Service ("SAAS") platform. Their SAAS platform will leverage Artificial Intelligence technology and predictive analytics to fuel the growth and the new hiring procedures for companies who are committed to mass hiring.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual method of accounting principles generally accepted in the United States of America ("US GAAP"), recognizing income when earned and expenses when incurred.

Use of Estimates and Assumptions

The preparation of financial statements in conformity US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The outbreak of the novel strain of coronavirus ("COVID-19") has severely impacted and continues to severely impact the U.S. and global economies. We cannot estimate the length or severity of the COVID-19 pandemic or the related U.S. and global economic consequences on our business and operations, including whether and when historic economic and operating conditions will resume or the extent to which the disruption may impact our business, financial position, results of operations or cash flow. Our estimates, judgments and assumptions related to COVID- 19 could ultimately differ over time.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $0 for the years ended December 31, 2024 and 2023.

Property, Plant and Equipment

Property, plant and equipment is stated at cost net of accumulated depreciation. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets, which is 3-5 years

Expenditures which substantially increase the estimated useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the cost of the property and any accumulated depreciation and amortization are eliminated from the accounts, and any gain or loss is included in current period operations.

The Company accounts for the impairment of long-lived assets to be held and used by evaluating the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets when indications of impairment are present.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by providing executive coaching and training workshops to businesses and Executives. The Company generally performs its services in two different forms. First, the Company will provide training workshops to businesses. The company also provides executive coaching as an ongoing service. Executive coaching engagements generally last 6 to 12 months in term. The Company's primary performance obligation is to complete the executive coaching and training workshops as described in their contract with their customers.

Training workshops typically take place over the course of 1 to 2 days, and revenue generated from these workshops is recognized as the point in time that the workshops are completed. Revenue from executive training is recognized over time as the executive training obligations are completed.

The company had deferred revenue of $74,500 and $115,000 for the years ended December 31, 2024 and 2023 respectively for executive coaching and training workshops with remaining performance obligations.

Expenses incurred by the Company that are reimbursed by their customers are recognized as revenue. For the years ended December 31, 2024 and 2023 the amounts of reimbursed expenses included in revenue was $28,009 and $19,353, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Cost of Sales

Cost of sales consists of the cost of expenses related to content creation.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company has been formed as a "S" Corporation for federal and state income tax purposes. As such the income or loss is passed through to the members. Accordingly, no provision was made for federal and state income taxes.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2024	2023
Computers and Equipment	$ 84,354	$ 84,354
Vehicles	55,254	55,254
	139,608	139,608
Less: Accumulated Depreciation	131,515	127,712
	$8,093	$11,896

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $3,803 and $14,854, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 the Company acquired the business of a related party. See Note 9 for more detail.

During the year ended December 31, 2024 the Company maintained a note payable with a shareholder in the amount of $73,274. This note is reflected in related party note payable on the balance sheet as of December 31, 2024.

During the years ended December 31st, 2024 and 2023, the Company provided free office space one of its attorneys and shareholders.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 6 – SBA LOAN

Beginning May 16, 2020 the Company entered into a U.S. Small Business Administration ("SBA") Loan in the amount of $1,685,900. The loan accrues at a rate of 3.75% per annum. Principal and interest payments are to be made monthly beginning 12 months from the date of the note, with the balance of principal and interest due 30 years from the date of the note. Presently, principal payments are deferred until the SBA requires a resumption of principal payments.

Future Maturities of the notes as of December 31, 2024 are as follows:

2028 and thereafter	$ 1,685,900
	$ 1,685,900

NOTE 8- VEHICLE LOAN

On December 17, 2018 the Company entered into a vehicle loan in the amount of $55,254. The loan bears interest at a rate of 4.89% per annum and is payable in 75 monthly installments.

The vehicle loan was fully repaid as of December 31, 2024.

NOTE 9 – ACQUISITION OF ONLINE REFERENCE CHECK, INC.

In 2016 the Company entered into a service and loan agreement with a related party, Online Reference Check, Inc. ("ORC") d/b/a SurveySaurus, Inc. As part of the agreement, the Company would provide ORC with staffing, support and resources. ORC would provide payment for those services by September 14, 2017, the expiration of the arrangement, or upon receipt of third party funding. The Company had the right to extend the expiration date to a future period at their discretion.

In December 2019 the Company demanded payment for services provided in accordance with the service and loan agreement, and ORC determined that they did not have the ability to repay the Company. The Company and ORC entered into a bill of sales and assignment agreement on December 14, 2019. Based on the agreement, the Company acquired all assets of ORC as full and complete payment of the obligations under the service and loan agreement.

The following table summarizes the values of the assets acquired and liabilities assumed at the date of the acquisition:

Cash	$	3,774
Accounts Receivable		255
Capitalized Software Development Costs		304,750
Liabilities		(66,025)
Net Assets Received as Part of Acquisition	$	242,754

NOTE 10 – EQUITY

Upon the formation of the Company in 2007 500,000 shares of common stock were authorized to be issued with a par value of $.001.

On March 5, 2020 the Company recapitalized its equity structure. The Company authorized 5,000,000 shares of common stock, with a par value of $.01.

At the time of the recapitalization, 500,000 shares of common stock were issued and outstanding with existing shareholders. Those shares were converted into 1,293,750 shares of common stock outstanding.

During 2024 the Company issued $230,000 in SAFE notes, and during 2023 the Company issued $790,000 in SAFE notes.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this report to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2025, the date these financial statements were available to be issued.

In March 2025, the Company vehicle was purchased by the primary shareholder for $18,000.